UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              InfoInterActive Inc.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title or Class of Securities)


                                     456918
                                 ------------------
                                 (CUSIP Number)

                      Centigram Communications Corporation
                 91 East Tasman Drive, San Jose, CA, USA 95134

          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 14, 2000

             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)

                                [_] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 456918



1. NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only)

     Centigram Communications Corporation (IRS identification # 942418021)


2.   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] n/a


3.   SEC USE ONLY


4.   Citizenship or Place of Organization

     Delaware, USA

                 5.   SOLE VOTING POWER
Name of

Shares                    2,012,500
Beneficially     ---------------------------------------------------------------
Owned by         6.   SHARED VOTING POWER
Each                      0
Reporting        ---------------------------------------------------------------
Person with      7.   SOLE DISPOSITIVE POWER
                          2,012,500

                 ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,012,500

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ] n/a

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          13.00%

12.  TYPE OF REPORTING PERSON (see instructions)
          CO

Item 1(a). Name of Issuer:

             InfoInterActive Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

             Suite 600 - 1550 Bedford Highway  Bedford,Nova  Scotia Canada,  B4A
             1E6.

Item 2(a). Name of Person Filing:

             Centigram Communications Corporation

Item 2(b). Address of Principal Business Office or, if none, Residence:

             91 East Tasman Drive
             San Jose, CA

             USA  95134

Item 2(c). Citizenship:

             Delaware corporation.

Item 2(d). Title of Class of Securities:

             Common Stock, no par value (the "Common Stock")

Item 2(e). CUSIP Number:

             CUSIP # 456918

Item 3. If this  statement is filed  pursuant to Rule  13D-1(b),  or 13D-2(b) or
     (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [ ] Insurance  Company as defined in Section  3(a)(19) of the Exchange
          Act;

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

     (f) [ ] An employee benefit plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ] Group in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Not applicable. This statement is being filed pursuant to Rule 13d-1(d).


Item 4. Ownership:

     (a)  amount beneficially owned: 2,012,500

     (b)  percent of class: 13.00%

     (c)  number of shares as to which such person has:

          i.   sole power to vote or to direct the vote:               2,012,500

          ii.  shared power to vote or to direct the vote:                     0

          iii. sole power to dispose or to direct the disposition of:  2,012,500

          iv.  shared power to dispose or to direct the disposition of:        0


Item 5. Ownership of five Percent or Less of a Class:

Not Applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.


Item 8. Identification and Classification of Members of the Group:

Not Applicable.


Item 9. Notice of Dissolution of Group:

Not Applicable.


Item 10. Certifications:

Not Applicable.

NEW-13D

                                   SIGNATURES

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THE STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated:  February 14, 2000             By:   /s/ Thomas E. Brunton
        San Jose, CA                        -------------------------------

                                                 Thomas E. Brunton
                                            -------------------------------
                                                     (print name)

                                      For: Centigram Communications Corporation